UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 28)*

WENDY’S/ARBY’S GROUP, INC. (formerly TRIARC COMPANIES, INC.)
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

950587 105
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 51,418,412 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,900,439 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 51,418,412 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.01% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 51,550,512 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,218,971 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 51,550,512 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.04% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 196,003 (Class A Common Stock)
	8	SHARED VOTING POWER (See Item 5) 27,227,752 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 196,003 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,752 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,423,755 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,752 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,752 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,752 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,752 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,752 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,752 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,752 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,752 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,752 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,752 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,752 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,752 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 6,430,910 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 6,430,910 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 6,430,910 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 20,064,054 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 20,064,054 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 20,064,054 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 576,776
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 576,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 576,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 576,776
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 576,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 576,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 130,691
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 130,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 130,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 130,691
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 130,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 130,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 130,691
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 130,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 130,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock: CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Master Fund (Non-ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0471467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock: CUSIP No. 950587 105

AMENDMENT NO. 28 TO SCHEDULE 13D

This Amendment No. 28 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008 (“Amendment 25”), as amended by Amendment No. 26 dated September 23, 2008 (“Amendment 26”), and as amended by Amendment No. 27 dated September 25, 2008 (“Amendment 27”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company (as defined below) for periods commencing on or after September 30, 2008 (the “Class A Common Stock”), and, for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”), of Wendy’s/Arby’s Group, Inc. (formerly known as Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”)).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 through 27, all references in the Statement to “Common Stock” shall be deemed to refer to the Class A Common Stock of Triarc through September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4).

Items 2, 3, 4, 5 and 7 of the Statement are hereby amended and supplemented as follows:

Item 2.  Identity and Background

Item 2 is amended by deleting Item 2 of Amendment 25 and replacing it with the following:

The persons filing this Statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II LLC"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership (“Trian Non-ERISA Fund”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons”).

The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017.  The Filing Persons have entered into a Joint Filing Agreement dated October 1, 2008, a copy of which is attached hereto as Exhibit 36.

Trian GP LLC, is the general partner of Trian GP, which is the general partner of the Trian Onshore, Trian Master Fund and Trian Non-ERISA Fund.  Parallel Fund I GP is the general partner of Parallel Fund I.  Parallel Fund II LLC is the general partner of Parallel Fund II GP. Parallel Fund II GP is the general partner of Parallel Fund II.  Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Master Fund, Trian Non-ERISA Fund, Parallel Fund I and Parallel Fund II and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the “Separate Account”), an indirect subsidiary of the Company.  Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account.  Each of Parallel Fund II LLC, Trian GP LLC, Parallel Fund GP and Trian Management GP are owned and controlled by Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America, who therefore are in a position to determine the investment and voting decisions made by Trian Onshore, Trian GP, Trian GP LLC, Trian Master Fund, Trian Non-ERISA Fund, Parallel Fund I, Parallel Fund I GP, Trian Management, Parallel Fund II GP, Parallel Fund II LLC, Parallel Fund II and Trian Management GP.

Each of Trian Onshore, Trian Master Fund, Trian Non-ERISA Fund, Parallel Fund II GP, Trian GP, Parallel Fund I and Parallel Fund II is primarily engaged in the business of investing in securities.  Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP.  Parallel Fund I GP is primarily engaged in the business of serving as the general partner of Parallel Fund I. Parallel Fund II LLC is primarily engaged in the business of serving as general partner of Parallel Fund II GP. Parallel Fund II GP is primarily engaged in the business of serving as the general partner of Parallel Fund II. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.  Nelson Peltz’s present principal occupation or employment is (i) serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Master Fund, Trian Non-ERISA Fund, Parallel Fund I, Parallel Fund II, and the Separate Account, (ii) serving as Chairman and a director of the Company and (iii) serving as Chairman of Trian Acquisition I Corp. (“Trian Acquisition”).  Peter W. May’s present principal occupation or employment is (i) serving as President and a founding partner of Trian Management and, as such, managing the investments of the Trian GP, Trian Onshore, Trian Master Fund, Trian Non-ERISA Fund, Parallel Fund I, Parallel Fund II, and the Separate Account, (ii) serving as Vice Chairman and a director of the Company and (iii) serving as Vice Chairman and a director of Trian Acquisition.  Edward P. Garden’s present principal occupation or employment is (i) serving as Portfolio Manager and a founding partner of Trian Management and, as such, managing the investments of the Trian GP, Trian Onshore, Trian Master Fund, Trian Non-ERISA Fund, Parallel Fund I, Parallel Fund II, and the Separate Account, (ii) serving as a director of the Company and (iii) serving as President, Chief Executive Officer and a director of Trian Acquisition.

No member of any of the Filing Persons nor any manager, director or executive officer of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

During the period from September 25, 2008 through September 29, 2008, Trian Onshore and Trian Master Fund have purchased an aggregate of 485,000 shares of Class A Common Stock and 878,559 shares of Class B Common Stock.  As of 4:00 p.m., New York City time, on September 29, 2008 the aggregate purchase price of such shares of Class A Common Stock was $2,419,974 and the aggregate purchase price of such shares of Class B Common Stock was $4,355,555.  The source of the funding for the purchase of these shares of Class A Common Stock and Class B Common Stock was the respective general working capital of the purchasers.

On September 29, 2008, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 1,378 shares of Class A Common Stock in lieu of Board of Directors retainer fees that would otherwise be payable in cash pursuant to the terms of the Company’s Amended and Restated 2002 Equity Participation Plan.

Since September 16, 2008, the Trian Entities purchased an aggregate of 800,000 shares of common stock of Wendy’s.  As of 4:00 p.m., New York City time, on September 29, 2008 the aggregate purchase price of such shares of Wendy’s common stock was $17,208,660.  The source of the funding for the purchase of these shares of Wendy’s common stock was the respective general working capital of the purchasers.

Item 4.  Purpose of the Transaction.

On September 29, 2008, the Company completed the acquisition of Wendy’s pursuant to the terms of the Merger Agreement and, as a result of a merger of Wendy’s and a wholly-owned subsidiary of Triarc in which Wendy’s was the surviving corporation (the “Merger”) Wendy’s is now a wholly-owned subsidiary of the Company.  As a result of the merger, each outstanding share of common stock of Wendy’s at the time of the merger was converted into 4.25 shares of fully paid and non-assessable shares of Class A Common Stock.  In addition, as approved by the stockholders of Triarc, following the Merger each outstanding share of Class B Common Stock was converted into one share of Class A Common Stock (the “Class B Conversion”).

Class A Common Stock: CUSIP No. 950587 105

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 is amended by deleting (i) the eleventh through twenty-fourth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,900,439 shares of Class A Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,218,971 shares of Class A Common Stock.  Mr. Garden directly owns and has the sole power to dispose of and vote 196,003 shares of Class A Common Stock

The Peltz L.P. is the beneficial owner of 70,650 shares of Class A Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's minor children are the beneficial owners of 600 shares of Class A Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,218,971 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 15,900,439 shares of the Class A Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 6,430,910 shares of Class A Common Stock, Trian Master Fund directly owns 20,064,054 shares of Class A Common Stock, Parallel Fund I directly owns 576,776 shares of Class A Common Stock, Parallel Fund II directly owns 130,691 shares of Class A Common Stock and Trian Non-ERISA Fund directly owns 25,321 shares of Class A Common Stock,.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Non-ERISA Fund, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Class A Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Non-ERISA Fund, Trian GP and Trian GP LLC.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 51,418,412 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian Non-ERISA Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 11.01% of the outstanding shares of Class A Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 51,550,512 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian Non-ERISA Fund, but excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children), representing approximately 11.04% of the outstanding shares of Class A Common Stock. Mr. Garden may be deemed to beneficially own an aggregate of 27,423,755 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian Non-ERISA Fund), representing approximately 5.87% of the outstanding shares of Class A Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Parts (a) and (b) of Item 5 of Amendment 27 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on September 29, 2008, the Filing Persons beneficially owned, in the aggregate, 51,623,140 shares of Class A Common Stock, representing approximately 11.06% of the outstanding Class A Common Stock (based upon the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian Non-ERISA Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 6,430,910, 20,064,054, 576,776, 130,691 and 25,321 shares of Class A Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian Non-ERISA Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian Non-ERISA Fund directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Item 5 of the Statement is amended and supplemented by the following:

(c)  Except as set forth below, the following tables set forth all transactions by any of the Filing Persons with respect to the shares of Class A Common Stock, Class B Common Stock and common stock of Wendy’s effected since the filing of Amendment 27, in the case of the Class A Common Stock and Class B Common Stock, and since the filing by the Filing Persons on September 16, 2008 of Amendment No. 15 to Schedule 13D with respect to the common stock of Wendy’s, in the case of the Wendy’s common stock, inclusive of the transactions effected through 4:00 pm, New York City time, on September 29, 2008.  All such transactions were effected in the open market and the tables include commissions paid in per share prices.

Class A Common Stock

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Onshore	9/25/2008	47,330	5.2721	Purchase
Trian Onshore	9/26/2008	16,990	5.2702	Purchase
Trian Onshore	9/29/2008	53,399	4.6500	Purchase

Trian Master Fund	9/25/2008	147,670	5.2721	Purchase
Trian Master Fund	9/26/2008	53,010	5.2702	Purchase
Trian Master Fund	9/29/2008	166,601	4.6500	Purchase

Class B Common Stock

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Onshore	9/25/2008	77,321	5.2662	Purchase
Trian Onshore	9/26/2008	24,272	5.2746	Purchase
Trian Onshore	9/29/2008	111,652	4.6750	Purchase

Trian Master Fund	9/25/2008	241,238	5.2662	Purchase
Trian Master Fund	9/26/2008	75,728	5.2746	Purchase
Trian Master Fund	9/29/2008	348,348	4.6750	Purchase

Class A Common Stock: CUSIP No. 950587 105

Wendy’s Common Stock

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Onshore	9/17/2008	145,633	21.6091	Purchase
Trian Onshore	9/18/2008	48,544	21.2160	Purchase

Trian Master Fund	9/17/2008	454,367	21.6091	Purchase
Trian Master Fund	9/18/2008	151,456	21.2160	Purchase

On September 29, 2008, each of Messrs. Peltz, May and Garden received 1,378 shares of Class A Common Stock in lieu of Board of Directors retainer fees that would otherwise be payable in cash, which shares were deemed to be acquired at a price of $5.44 per share in accordance with the terms of the Company’s Amended and Restated 2002 Equity Participation Plan (discussed in Item 3).

As a result of the Merger, on September 29, 2008 1,278,021 shares of Wendy’s common stock owned by Trian Onshore were converted into 5,431,589 shares of Class A Common Stock, 3,987,345 shares of Wendy’s common stock owned by Trian Master Fund were converted into 16,946,216 shares of Class A Common Stock, 135,712 shares of Wendy’s common stock owned by Parallel Fund I were converted into 576,776 shares of Class A Common Stock, 30,751 shares of Wendy’s common stock owned by Parallel Fund II were converted into 130,691 shares of Class A Common Stock, and 5,958 shares of Wendy’s common stock owned by Trian Non-ERISA Fund were converted into 25,321 shares of Class A Common Stock.

In addition, in connection with the Class B Conversion, on September 29, 2008, each of the 8,918,689 shares of Class B Common Stock owned by Mr. Peltz, the 238,915 shares of Class B Common Stock owned by the Peltz Family Foundation, the 47,100 shares of Class B Common Stock owned by the Peltz L.P., the 400 shares of Class B Common Stock owned by Mr. Peltz’s minor children, the 4,612,945 shares of Class B Common Stock owned by Mr. May, the 75,550 shares of Class B Common Stock owned by the May Family Foundation, the 194,370 shares of Class B Common Stock owned by Mr. Garden, the 651,988 shares of Class B Common Stock owned by Trian Onshore and the 2,034,171 shares of Class B Common Stock owned by Trian Master Fund, were converted into a like number of shares of Class A Common Stock.

Class A Common Stock: CUSIP No. 950587 105

Item 7.  Material to be Filed as Exhibits

The following document is included in this Statement as an exhibit thereto:

36.  Joint Filing Agreement of the Filing Persons.

Class A Common Stock: CUSIP No. 950587 105

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2008

TRIAN PARTNERS GP, L.P.

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

                                                                                                        /s/NELSON PELTZ
Nelson Peltz

                                                                                                        /s/PETER W. MAY
Peter W. May

                                                                                                        /s/EDWARD P. GARDEN
Edward P. Garden

Class A Common Stock: CUSIP No. 950587 105

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed herewith.

Class A Common Stock: CUSIP No. 950587 105

EXHIBIT 36

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Wendy’s/Arby’s Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of October 2008.

TRIAN PARTNERS GP, L.P.

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

                                                                                                         /s/NELSON PELTZ
Nelson Peltz

                                                                                                         /s/PETER W. MAY
Peter W. May

                                                                                                        /s/EDWARD P. GARDEN
Edward P. Garden